Exhibit 99.1

Click Holdings Limited (NASDAQ: CLIK) Reports Record Full-Year Results: Revenue, Gross Profit and Net Income Hit New Highs; Every Segment Delivers Record Revenue

Nursing +63% to HK$56.8 million | Professional more than doubles to HK$36.0 million | Logistics +36% to HK$42.4 million

Gross profit hits a new high; operating result turns positive; net income attributable to equity holders of HK$14.6 million

Hong Kong, October 22, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced record results for the fiscal year ended June 30, 2026 (“FY2026”), concurrent with the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

Financial highlights

●	Revenue of HK$135.2 million, up 61.9% year over year, and more than three times the HK$44.1 million reported for the year ended December 31, 2023.
●	Every segment at a record high: nursing HK$56.8 million (+62.6%), professional HK$36.0 million (+108.2%), logistics HK$42.4 million (+35.5%).
●	Gross profit of HK$21.6 million, up 68.9%, a new high. Gross margin improved to 16.0% from 15.3% for the year ended June 30, 2025 (“FY2025”).
●	Operating expenses declined to HK$20.8 million from HK$21.3 million for FY2025, with general and administrative expenses down to HK$19.2 million from HK$20.6 million for FY2025.
●	Operating income of HK$0.83 million, against an operating loss of HK$8.5 million in the prior year.
●	Net income attributable to equity holders of the Company of HK$14.59 million (US$1.87 million), against a loss of HK$7.93 million for FY2025.
●	Basic and diluted earnings per share of HK$1.88 (US$0.24), against a loss of HK$12.55 per share for FY2025.

The following graph sets forth the Group’s total revenue for the year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s net income (loss) for the year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s basic and diluted earnings (loss) per ordinary share for the year ended December 31, 2023, FY2025 and FY2026:

Revenue increased 61.9% to HK$135.2 million (US$17.3 million), from HK$83.5 million in FY2025. Every reportable segment set a new revenue high. The Company swung from an operating loss of HK$8.5 million in FY2025 to operating income of HK$0.83 million, and from a net loss attributable to equity holders of HK$7.93 million in FY2025 to net income attributable to equity holders of HK$14.59 million (US$1.87 million).

The following graph sets forth the Group’s revenue by segments for the year ended December 31, 2023, FY2025 and FY2026:

Segment performance

Nursing solution services. Revenue rose 62.6% to HK$56.8 million and is now the Group’s largest segment, at 42% of revenue. Service hours reached 465,440, from 322,211 in FY2025 and 110,871 in the year ended December 31, 2023. The Company continued to build its higher-margin private-case franchise alongside its Community Care Service Voucher (CCSV) business, and during the year and up to the date of this release rolled out premium escort services and rehabilitation services. Management believes Click is one of the most comprehensive providers under the CCSV scheme. Growth from here is expected to come from a larger share of private-case work, selective mergers and acquisitions, and expansion into Mainland China.

Logistics and other solution services. Revenue rose 35.5% to HK$42.4 million, and the high growth rate is extending into fiscal 2026/27. Service hours reached 476,644, from 354,806 and 206,519 in the two earlier periods. The segment continued to win business from established Hong Kong clients and remains a reliable generator of income that funds investment in nursing.

Professional solution services. Revenue more than doubled to HK$36.0 million, up 108.2%, with a new acquisition contributing a substantial part of the increase. Management continues to look for further mergers and acquisitions in high-margin professional services.

The following graph sets forth the Group’s service hours for its nursing solution services for the year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s service hours for its logistics and other solution services for the year ended December 31, 2023, FY2025 and FY2026:

Service hours

Nursing and logistics together delivered approximately 942,000 service hours in FY2026, against approximately 677,000 in the prior year and approximately 317,000 in the year ended December 31, 2023. The increase in nursing hours includes Care U, consolidated after January 2025.

Outlook

The outlook is bright. We are putting ongoing effort into expanding our silver economy services, including a rehabilitation centre, premium private-case offerings, and geographical expansion into Mainland China and beyond. All three segments continue to expand, and management expects the momentum in nursing, logistics, and professional services to carry into fiscal 2026/27.

Management commentary

Jeffrey Chan, Founder and Chief Executive Officer of Click Holdings, said: “FY2026 was a record year across the Group. Revenue, service hours, gross profit and net income all reached new highs, and every segment delivered its highest revenue yet. Nursing is our growth engine, logistics continues to scale and fund that growth, and professional services has returned to strong expansion through a focused acquisition. We thank our workers and our shareholders. A fuller CEO statement will follow.”

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: ir@clicksc.com.hk

Phone: +852 2691 8200